SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)*

Laredo Petroleum, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

516806 106

(CUSIP Number)

Robert B. Knauss, Esq.

Warburg Pincus LLC

450 Lexington Avenue

New York, NY 10017

(212) 878-0600

Copies to:

Willkie Farr & Gallagher, LLP

787 Seventh Avenue

New York, New York 10019

Attn: Maurice Lefkort, Esq.

(212) 728-8239

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 23, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 516806 106

1.	Name of Reporting Person Warburg Pincus Private Equity IX, L.P. I.R.S. Identification Nos. of above persons (entities only) 20-2975990

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 36,215,078

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 36,215,078

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,215,078

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 516806 106

1.	Name of Reporting Person Warburg Pincus IX GP L.P. I.R.S. Identification Nos. of above persons (entities only) 20-2975945

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 36,215,078

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 36,215,078

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,215,078

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 516806 106

1.	Name of Reporting Person WPP GP LLC I.R.S. Identification Nos. of above persons (entities only) 47-2029791

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 77,670,146

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 77,670,146

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,670,146

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.1%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 516806 106

1.	Name of Reporting Person Warburg Pincus Partners, L.P. I.R.S. Identification Nos. of above persons (entities only) 13-4069737

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 77,670,146

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 77,670,146

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,670,146

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 516806 106

1.	Name of Reporting Person Warburg Pincus Partners GP LLC I.R.S. Identification Nos. of above persons (entities only) 47-1971658

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 77,670,146

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 77,670,146

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,670,146

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.1%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 516806 106

1.	Name of Reporting Person Warburg Pincus & Co. I.R.S. Identification Nos. of above persons (entities only) 13-6358475

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 77,670,146

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 77,670,146

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,670,146

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 516806 106

1.	Name of Reporting Person Warburg Pincus X, L.P. I.R.S. Identification Nos. of above persons (entities only) 26-0403670

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 41,455,068

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 41,455,068

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,455,068

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 516806 106

1.	Name of Reporting Person Warburg Pincus X GP L.P. I.R.S. Identification Nos. of above persons (entities only) 26-0403605

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 41,455,068

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 41,455,068

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,455,068

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 516806 106

1.	Name of Reporting Person Warburg Pincus X Partners, L.P. I.R.S. Identification Nos. of above persons (entities only) 26-0869910

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,291,411

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,291,411

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,291,411

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 516806 106

1.	Name of Reporting Person Warburg Pincus Private Equity X O&G, L.P. I.R.S. Identification Nos. of above persons (entities only) 26-3605628

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 40,163,657

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 40,163,657

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,163,657

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 516806 106

1.	Name of Reporting Person Warburg Pincus LLC I.R.S. Identification Nos. of above persons (entities only) 13-3536050

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 77,670,146

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 77,670,146

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,670,146

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.1%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 516806 106

1.	Name of Reporting Person Charles R. Kaye I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 69,874

	8.	Shared Voting Power 77,670,146

	9.	Sole Dispositive Power 69,874

	10.	Shared Dispositive Power 77,670,146

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,740,020

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 516806 106

1.	Name of Reporting Person Joseph P. Landy I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 56,344

	8.	Shared Voting Power 77,670,146

	9.	Sole Dispositive Power 56,344

	10.	Shared Dispositive Power 77,670,146

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,726,490

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.1%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

(Amendment No. 1)

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 9, 2015 (as amended and supplemented through the date of this Amendment, the “Schedule 13D”) and is being filed jointly on behalf of: (i) Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership (“WP Private Equity IX”), (ii) Warburg Pincus IX GP L.P., a Delaware limited partnership (“WP IX GP”), (iii) Warburg Pincus Private Equity X O&G, L.P., a Delaware limited partnership (“WP X O&G”), (iv) Warburg Pincus X Partners, L.P., a Delaware limited partnership (“WP X Partners”), (v) Warburg Pincus X, L.P., a Delaware limited partnership (“WP X”), (vi) Warburg Pincus X GP L.P., a Delaware limited partnership (“WP X GP”), (vii) WPP GP LLC, a Delaware limited liability company, (viii) Warburg Pincus Partners, L.P., a Delaware limited partnership (“WP Partners”), (ix) Warburg Pincus Partners GP LLC, a Delaware limited liability company (“WP Partners GP”), (x) Warburg Pincus & Co., a New York general partnership (“WP&Co”), (xi) Warburg Pincus LLC, a New York limited liability company (“WP LLC”), and (xii) Messrs. Charles R. Kaye and Joseph P. Landy (collectively, the “Warburg Pincus Reporting Persons”). This Amendment relates to shares of common stock, par value $0.01 per share, of Laredo Petroleum, Inc.  (the “Shares”). The name of the issuer is Laredo Petroleum, Inc., a Delaware corporation (f/k/a Laredo Petroleum Holdings, Inc.) (the “Issuer”). Unless otherwise indicated herein, each capitalized term used but not otherwise defined in this Amendment shall have the meaning ascribed to such term in the Schedule 13D. Except as specifically amended by this Amendment, the Schedule 13D is unchanged.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended by inserting the following at the end thereof:

On February 23, 2017, WP Private Equity IX distributed an aggregate of 9,999,981 Shares to its partners on a pro rata basis in accordance with their respective ownership interests as determined in accordance with the limited partnership agreement of WP Private Equity IX (the “Distribution”), with no consideration being paid in connection herewith.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended by replacing it in its entirety with the following:

Immediately following the consummation of the Distribution described in Item 4 above, the Warburg Pincus Reporting Persons listed below have the following beneficial ownership of Shares (percentages are based on 241,920,942 Shares outstanding as of February 13, 2017, as reported in the Issuer’s Form 10-K for the year ended December 31, 2016):

(i)                                     WP Private Equity IX has shared dispositive and voting power over 36,215,078 Shares of the Issuer, representing 15.0% of the outstanding Shares of the Issuer.

(ii)                                  WP IX GP, by virtue of its status as the general partner of WP Private Equity IX, has shared dispositive and voting power over 36,215,078 Shares, representing 15.0% of the outstanding Shares of the Issuer.

(iii)                               WP X O&G has shared dispositive and voting power over 40,163,657 Shares, representing 16.6% of the outstanding Shares of the Issuer.

(iv)                              WP X Partners has shared dispositive and voting power over 1,291,411 Shares, representing less than 1.0% of the outstanding Shares of the Issuer.

(v)                                 WP X, by virtue of its status as the general partner of WP X O&G and WP X Partners, has shared dispositive and voting power over 41,455,068 Shares, representing 17.1% of the outstanding Shares of the Issuer.

(vi)                              WP X GP, by virtue of its status as the general partner of WP X, has shared dispositive and voting power over 41,455,068 Shares, representing 17.1% of the outstanding Shares of the Issuer.

(vii)                           WPP GP LLC, by virtue of its status as the general partner of WP IX GP and WP X GP, has shared dispositive and voting power over 77,670,146 Shares, representing 32.1% of the outstanding Shares of the Issuer.

(viii)                        WP Partners, by virtue of its status as the managing member of WPP GP LLC, has shared dispositive and voting power over 77,670,146 Shares, representing 32.1% of the outstanding Shares of the Issuer.

(ix)                              WP Partners GP, by virtue of its status as the general partner of WP Partners, has shared dispositive and voting power over 77,670,146 Shares, representing 32.1% of the outstanding Shares of the Issuer.

(x)                                 WP&Co, by virtue of its status as the managing member of WP Partners GP, has shared dispositive and voting power over 77,670,146 Shares, representing 32.1% of the outstanding Shares of the Issuer.

(xi)                              WP LLC, by virtue of its status as manager of WP Private Equity IX, WP X O&G, and WP X Partners, has shared dispositive and voting power over 77,670,146 Shares, representing 32.1% of the outstanding Shares of the Issuer.

(xii)                           Charles R. Kaye, by virtue of his status as Managing General Partner of WP&Co and Co-Chief Executive Officer and Managing Member of WP LLC, has shared dispositive and voting power over 77,670,146 Shares and sole dispositive and voting power over 69,874(1) Shares, representing in the aggregate 32.1% of the outstanding Shares of the Issuer.

(xiii)                        Joseph P. Landy, by virtue of his status as Managing General Partner of WP&Co and Co-Chief Executive Officer and Managing Member of WP LLC, has shared dispositive and voting power over 77,670,146 Shares and sole dispositive and voting power over 56,344 Shares, representing in the aggregate 32.1% of the outstanding Shares of the Issuer.

Each of the Warburg Pincus Reporting Persons listed in this Item 5(i) through 5(xiii) could be deemed to have beneficial ownership of all of the shares reported in this Schedule 13D; nevertheless, each of the Warburg Pincus Reporting Persons disclaims beneficial ownership of shares in excess of that reported in this Item 5.  Each of Messrs. Kaye and Landy disclaims beneficial ownership of the shares of common stock owned by the other Warburg Reporting Persons.

Information with respect to each of the Warburg Pincus Reporting Persons is given solely by such Warburg Pincus Reporting Person, and no Warburg Pincus Reporting Person has responsibility for the accuracy or completeness of information supplied by another Warburg Pincus Reporting Person.

(1)  Such 69,874 Shares are held as follows: 56,344 Shares by Charles R. Kaye; 4,510 Shares by The Nicole Kaye 2013 GST Trust; 4,510 Shares by The Sydney Kaye 2013 GST Trust; and 4,510 Shares by The Tyler Kaye 2013 GST Trust.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 27, 2017

WARBURG PINCUS PRIVATE EQUITY IX, L.P.

By: Warburg Pincus IX GP L.P., its general partner
By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS IX GP L.P.

By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

Dated: February 27, 2017

WPP GP LLC

By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

	By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS PARTNERS, L.P.

By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

	By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS PARTNERS GP LLC

By: Warburg Pincus & Co., its managing member

	By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS & CO.

	By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

Dated: February 27, 2017

WARBURG PINCUS X, L.P.

By: Warburg Pincus X GP L.P., its general partner
By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

	By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS X GP L.P.

By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

	By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

Dated: February 27, 2017

WARBURG PINCUS X PARTNERS, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X GP L.P., its general partner
By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

	By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS PRIVATE EQUITY X O&G, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X GP L.P., its general partner
By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

	By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

Dated: February 27, 2017

WARBURG PINCUS LLC

	By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Managing Director

CHARLES R. KAYE

	By:	/s/ Robert B. Knauss
Name: Charles R. Kaye
Title: Robert B. Knauss, Attorney-in-Fact*

JOSEPH P. LANDY

	By:	/s/ Robert B. Knauss
Name: Joseph P. Landy
Title: Robert B. Knauss, Attorney-in-Fact*

* The Power of Attorney given by each of Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities and Exchange Commission on July 12, 2016 as an exhibit to a beneficial ownership report on Schedule 13D filed by Warburg Pincus LLC with respect to WEX Inc. and is hereby incorporated by reference.